Exhibit 21.1

SUBSIDIARIES OF MITCHAM INDUSTRIES, INC.

The following entities are directly or indirectly wholly-owned subsidiaries of Mitcham Industries, Inc.:

Name of Entity	State or Country of Organization
Mitcham Holdings Ltd	United Kingdom
Mitcham Canada Holdings Limited	United Kingdom
Mitcham Canada ULC	Alberta, Canada
Mitcham Europe Ltd	Hungary
Seismic Asia Pacific Pty Ltd.	Australia
Seamap International Holdings Pte. Ltd.	Singapore
Seamap (UK) Ltd.	United Kingdom
Seamap Pte. Ltd.	Singapore
Mitcham Marine Leasing Pte. Ltd.	Singapore
Mitcham Seismic Eurasia LLC	Russia
Mongo Ltd.	Cyprus
Klein Marine Systems, Inc.	Delaware